Exhibit 99.1

June 2025 Letter to Shareholders of Nvni Group Limited

~ Building on a Strong Foundation through Operational Progress and Strategic Initiatives ~

NEW YORK, June 13, 2025 (GLOBE NEWSWIRE) -- Nuvini Group Limited (Nasdaq: NVNI) (“Nuvini” or the “Company”), a leading acquirer of private B2B SaaS companies in Latin America, today issued a letter to shareholders from Nuvini Founder and CEO Pierre Schurmann.

Dear Fellow Shareholders,

As we quickly approach the end of the second quarter, I wanted to provide an update on Nuvini’s continued success, detailing developments from my last letter in May and discussing what lies ahead in the near future and beyond for the Company. As mentioned in my last letter, Nuvini is amid its next phase of growth driven by leverage and execution as we continue to execute our strategic acquisitions, highlighted by our successful acquisition of Munddi, an online platform that connects brands with consumers, suppliers, and retail chains in Brazil. I am pleased to also provide updates on our recent operational highlights, NuviniAI and our initiatives to strengthen our operating muscle by welcoming Gustavo Usero as our new Group Operating Director.

Munddi Acquisition

The successful acquisition of Munddi was one of four planned acquisitions this year and a significant value add to our ecosystem of Latin America based B2B SaaS solutions, creating new synergies to drive revenue growth. Further, Munddi allows us to unlock cross-selling opportunities across our portfolio, specifically for Onclick, Leadlovers and Mercos, our retail and supply chain solutions. With a strong M&A pipeline, I am excited to continue to provide developments regarding additional accretive acquisitions in the near future and throughout the remainder of the year.

Operational Highlights

We are encouraged to see continued strength in recurring revenues and execution of disciplined cost management across our portfolio of B2B SaaS solutions. As our AI and shared services platforms scale, we expect further margin enhancement and are already seeing early indicators tracking ahead of plan. To that point, our AI implementation is already showing measurable impact on our numbers, reducing overhead by 8%.

NuviniAI: From Ideation to Implementation

Delving deeper into Nuvini’s AI initiatives, I would like to touch on the NuviniAI challenge, our internal innovation initiative, which has garnered ten high-potential finalist projects. The final selection event is scheduled for July 15, 2025, to be held at Oracle’s office in São Paulo, and the top three projects will enter the implementation phase in the third quarter. Accordingly, we plan to launch three new AI-first products to our current client base by the end of the year.

Strengthening Our Operating Muscle

At Nuvini we are always looking for ways to increase our operational efficiency and we are thrilled to welcome Gustavo Usero, formerly of Vela Software (a Constellation Software company) effective as of April 1st, 2025, as our new non executive Group Operating Director. Gustavo brings deep experience in value creation and integration strategies across SaaS portfolios to Nuvini. His mandate will be to elevate our playbook for operational excellence and accelerate our AI-driven efficiency programs and his primary focus includes strengthening budgeting discipline, expanding EBITDA margins, and implementing robust performance management frameworks.

I look forward to providing future updates and thank you for your continued trust.

Sincerely,

Pierre Schurmann

Founder & CEO, Nuvini

About Nuvini

Headquartered in São Paulo, Brazil, Nuvini is Latin America’s leading private serial acquirer of B2B SaaS companies. The company focuses on acquiring profitable, high-growth SaaS businesses with strong recurring revenue and cash flow generation. By fostering an entrepreneurial environment, Nuvini enables its portfolio companies to scale and maintain leadership within their respective industries. The company’s long-term vision is to buy, retain, and create value through strategic partnerships and operational expertise.

Forward-Looking Statements

Statements about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including, without limitation: the Company’s ability to complete the potential acquisitions on the anticipated timeline or at all; general market conditions that could affect the consummation of the potential acquisition; if definitive documents with respect to a potential acquisition are executed, whether the parties will achieve any of the anticipated benefits of any such transactions; and other factors discussed in the “Risk Factors” section of the Company’s Ǫuarterly and Annual Reports filed with the SEC, and the risks described in other filings that the Company may make with the SEC. Any forward-looking statements speak only as of the date hereof, and the Company specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Investor Relations Contact

Sofia Toledo
ir@nuvini.co

MZ North America
NVNI@mzgroup.us